August 21, 2007

Christina Chalk, Esq.,
    Special Counsel,
        Office of Mergers and Acquisitions,
            Securities and Exchange Commission,
                Division of Corporation Finance,
                    100 F Street, N.E.,
                        Washington, D.C. 20549.

Re:	Ceridian Corp. PRRN14A filed on August 14, 2007 by Pershing Square, L.P. et al. DFAN14A filed on August 14, 2007 DFAN14A filed on August 16, 2007 SEC File No. 1-15168

Dear Ms. Chalk:

We write on behalf of our client, Pershing Square, L.P., Pershing Square II, L.P. and Pershing Square International, Ltd. (collectively, ‘‘Pershing Square’’), in response to the Securities and Exchange Commission Staff’s letter, dated August 20, 2007, containing comments on the above-captioned materials (the ‘‘Proxy Statement’’). Pershing Square has also filed an Edgar copy of this letter.

The information provided to us by Pershing Square in response to the Staff’s comments is set out below. For convenience, each response follows the text of the comment to which it relates. Capitalized terms used in this letter but not defined in this letter have the meanings ascribed to such terms in the Proxy Statement.

General

1.	Please provide the acknowledgements from the participants and all of the filing persons listed on the cover of the Schedule 14A previously requested in ‘‘Closing Comments’’ in our first comment letter dated July 30, 2007.

As discussed with you on the telephone, we contacted each of the participants and received their authorization to confirm to you their acknowledgement that:

•	such participant is responsible for the adequacy and accuracy of the disclosure in the filing;

Christina Chalk, Esq.,	-2-

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	such participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Letter to Ceridian Stockholders

2.	Refer to the third paragraph in the letter, where you allege that the Ceridian board ran a strategic review process and agreed to the merger ‘‘[i]n response to our efforts.’’ Please revise to avoid the implication that your efforts led to the merger, or provide additional facts to support this assertion. We note that later in the proxy statement, you simply state that the board engaged in a review of alternatives after being contacted by you, without alleging that one led to the other.

In response to the Staff’s comment, we have revised the language in the letter to avoid the implication that our efforts led to the merger.

Proposal 1: The Merger

3.	We note that you are no longer opposing the merger, but are still running your slate of nominees because ‘‘[i]n the event of a failed deal, we believe that our nominees are far better suited to maximize the value of Ceridian going forward.’’ Provide additional details about your nominees’ plans if the currently-proposed transaction with Thomas H. Lee Equity Fund VI and Fidelity National Financial is not consummated. Will you seek an alternative transaction for Ceridian? Or will you focus on running the existing business or restructuring it to function more efficiently? Since you cite as the reason for continuing this proxy solicitation the eventuality that the currently-proposed merger may not be consummated, we believe it is important for shareholders to have as much detail as possible about what your nominees intend to do in that circumstance.

In response to the Staff’s comments, we have added to the letter and under the caption ‘‘Proposal 2: Election of Directors’’ the plans of our nominees if the merger does not close. As the added language reflects, the plans focus on running the existing business, including improvements in the capital structure and a possible spin-off of Comdata, and do not involve pursuing an alternate transaction with a third party.

Christina Chalk, Esq.,	-3-

4.	See our last comment above and comment 2 in our prior comment letter dated July 30, 2007. In comment 2, we asked you to discuss the potential interests of the participants in this solicitation not shared in common with all other Ceridian shareholders. Depending on your response to comment 2 in this letter, we believe that disclosure still may be relevant even though you are now in favor of the merger.

The plans of our nominees in the event the merger does not close do not include any transactions in which Pershing Square or any of the participants would have any interest not shared in common with all other Ceridian shareholders.

5.	See comment 2 above and comment 3 in our prior comment letter. If your nominees may pursue an alternate transaction if the currently-proposed merger is not consummated, provide additional details about the status of Lazard Freres & Co.’s analysis of strategic alternatives for Ceridian.

As discussed above, the plans for Ceridian if the merger does not close do not involve the types of alternative transactions involving third parties that were pursued by Lazard Freres & Co. and thus we do not believe any further details of Lazard’s efforts are relevant.

6.	See comment 2 above and comments 10 and 11 in our prior comment letter. Explain your nominees’ intentions with respect to management of Ceridian in the event the merger does not close.

In response to the Staff’s comments, we have additional disclosure under the caption ‘‘Proposal 2: Election of Directors’’ with respect to management of Ceridian in the event the merger does not close.

*    *    *

For the Staff’s convenience, we will promptly provide the Staff with a blackline of the Proxy Statement showing all changes to the Proxy Statement as compared to the preliminary Proxy Statement that Pershing Square filed on August 14, 2007.

Christina Chalk, Esq.,	-4-

If you have any questions, please contact Janet T. Geldzahler at (202) 956-7515 or Alan J. Sinsheimer at (212) 558-3738.

Sincerely,

Janet T. Geldzahler